Exhibit 99.1

Oncolytics Biotech® Inc. Presents at UK Immuno-oncology Meeting

CALGARY, April 15, 2015 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics") (TSX:ONC) (NASDAQ:ONCY) today announced that Dr. Matt Coffey, Chief Operating Officer, made a presentation titled "REOLYSIN® and Immune Therapy: Rationale for Combination Therapy" at the Royal Society of Medicine's Immuno-oncology: Using the Body's Own Weapons conference, held in London, UK. The presentation included data from a single arm clinical study examining the use of REOLYSIN® in combination with gemcitabine in patients with advanced pancreatic cancer (REO 017), PD-1 and PD-L1 up regulation data from a single arm clinical study examining the use of REOLYSIN® in patients with primary glioblastomas or brain metastases (REO 013b), as well as preclinical data.

Highlights of new data presented include:

•	Clinical evidence that REOLYSIN® treatment results in immunological changes to both the tumor cells and the tumor microenvironment that is conducive to novel immune targeting interventions; and
•	Updated results from the REO 017 study, in which pancreatic cancer patients received combination therapy with REOLYSIN® and gemcitabine demonstrated a median overall survival (OS) of 10.2 months, and one- and two-year survival rates of 45% and 24%, respectively.

"There is a growing body of evidence suggesting that treatment with REOLYSIN® may enhance long term survival, through selective killing of tumor cells that in turn creates immunological recognition of the tumor," said Dr. Matt Coffey, Chief Operating Officer of Oncolytics Biotech. "We believe this may ultimately translate into improved overall survival for patients."

REO 017 is a U.S. Phase II single-arm clinical trial using intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in chemotherapy-naïve patients with advanced or metastatic pancreatic cancer. The trial enrolled 33 patients using a one sample, two-stage design. The study completed enrollment in October 2012.

REO 013b (brain) is a U.K. open-label, non-randomized, single-center study of REOLYSIN® given intravenously to patients prior to planned surgery for recurrent high grade primary or metastatic brain tumours in advance of their scheduled operations to remove brain tumours.

A copy of the presentation will be available on the Oncolytics website at: http://www.oncolyticsbiotech.com/for-investors/presentations.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's expectations related to clinical and preclinical work with checkpoint inhibitors, the translational study in brain cancer, the Phase II single-arm clinical trial in pancreatic cancer, future trials in these indications, and the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN®  as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 15-APR-15